

January 26, 2011

John W. Price, Chief Executive Officer
RBC Life Sciences, Inc.
2301 Crown Court
Irvin, TX 75038

      Re: **RBC Life Sciences, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 11, 2010
               File No. 000-50417

Dear Mr. Price:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                         /s/ H. Christopher Owings

                         H. Christopher Owings
                         Assistant Director